JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

[redacted]

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

27th April 2006

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transactions of Person Discharging Managerial Responsibility

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following share transactions of Mr Mark Greenberg, a Person Discharging Managerial Responsibility ("PDMR") of JMH:-

Name of PDMR	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Mark Greenberg	Grant of Options	27th April 2006	+100,000 (options)	US$18.18

From 27th April 2006, the date Mark Greenberg became a director of Jardine Matheson Limited, a wholly-owned subsidiary of JMH, and accordingly PDMR of JMH, he has a deemed interest in 35,915,991 ordinary shares in JMH as a discretionary object under a trust, the income of which is to be distributed to senior executive officers and employees of JMH and its wholly-owned subsidiaries.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 5/10